

October 7, 2013

Via E-mail
Ms. Tracy Gardner
Chief Executive Officer
dELiA*s, Inc.
50 West 23rd Street
New York, NY 10010

     Re: dELiA*s, Inc.
           Registration Statement on Form S-3
           Filed September 13, 2013
           File No. 333-191143

Dear Ms. Gardner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates, as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comment after reviewing your response. Please refer to Securities Act Rules Compliance & Disclosure Interpretations Question 612.09, available on our website.

Prospectus Cover Page

2. Please disclose here, and elsewhere in your prospectus as appropriate, the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Prospectus Summary, page 4

3. Please disclose the net proceeds to you from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. Please also tell us whether you have the intention, and a reasonable basis to believe, that you will have the financial ability to make all payments on the overlying securities, in the event you are not able to obtain shareholder approval of the resolutions discussed on page 4.

Selling Stockholders, page 24

4. We note the disclosure on pages 25-26 that certain selling shareholders are affiliates of registered broker-dealers. Please tell us, and revise your prospectus to state, whether such selling shareholders purchased the Notes in the ordinary course of business and whether, at the time of the purchase of the Notes, such selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the Notes. We may have further comment upon reviewing your response. Please also confirm that, other than the selling shareholders currently identified as affiliates of registered broker-dealers, that none of the selling shareholders are broker-dealers or affiliates thereof.

Part II – Information not Required in Prospectus, page II-1

Exhibit Index, page II-6

Exhibit 5.1

5. We note counsel's statement in the penultimate paragraph of the opinion that the opinion may not be "furnished to, quoted, referred to or relied upon by any other person, firm or corporation for any purpose . . . ." Please note that investors are entitled to rely upon the opinion and ask counsel to revise this statement accordingly. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: William D. Freedman